August 1, 2005

Ms. Jill Davis
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549-7010

Dear Ms. Davis:

We are hereby filing on the EDGAR system the response that we faxed and mailed to you on July 25, 2005. We are also including a pdf copy of the corrected opinion referenced in that reply. We apologize for any inconvenience caused by our oversight.

Sincerely,

/s/ P. Mark Stark
P. Mark Stark
Vice President and Chief
Financial Officer

cc: Ms. Regina Balderas